UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

M.D.C. HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Per Share

(Title of Class of Securities)

552676 108

(CUSIP Number)

Larry A. Mizel, 4350 S. Monaco St., Suite 500, Denver, CO 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552676 108
(1)	NAME OF REPORTING PERSON
Larry A. Mizel

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
Not Applicable	(b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)	[ ]
Not Applicable

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

(7)	SOLE VOTING POWER
2,418,173
Number of
Shares	(8)	SHARED VOTING POWER
Beneficially	6,783,094
Owned by
Each	(9)	SOLE DISPOSITIVE POWER
Reporting	2,418,173
Person with
(10)	SHARED DISPOSITIVE POWER
6,783,094

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,201,267

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
Not Applicable

(13)	PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
17.1%

(14)	TYPE OF REPORTING PERSON
IN

EXPLANATORY NOTE: Larry A. Mizel has previously reported his beneficial ownership on Schedule 13G (and amendments thereto) with respect to the common stock (“Common Stock”) of M.D.C. Holdings, Inc. (the “Company”), in accordance with Rule 13d-1(d). On June 6, 2017, an option granted May 18, 2015 immediately vested with respect to 1,050,000 shares in that the Common Stock as reported on the New York Stock Exchange in 20 out of 30 consecutive trading days closed at a price equal to or greater than 120% of the closing price of the option date of grant. As a result of that vesting, together with an award of restricted stock during the immediately preceding 12-month period, Mr. Mizel acquired beneficial ownership of more than two percent of the Common Stock during a 12-month period. Accordingly, Mr. Mizel is filing this statement with the Securities and Exchange Commission on Schedule 13D pursuant to Section 13(d) of the Act.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Company. The address of the principal executive office of the Company is 4350 South Monaco Street, Suite 500, Denver, Colorado 80237.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Larry A. Mizel.

(b)	Mr. Mizel’s principal place of business is M.D.C. Holdings, Inc., 4350 South Monaco Street, Suite 500, Denver, Colorado 80237.

(c)	Mr. Mizel’s principal occupation is Chief Executive Officer and Chairman of the Board of Directors of the Company.

(d)	During the last five years, Mr. Mizel has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Mizel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mizel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Of the shares of Common Stock that Mr. Mizel acquired beneficial ownership in the twelve months preceding the date of this Statement, Mr. Mizel beneficially acquired: (i) 32,200 shares of restricted stock awarded on February 2, 2017 for no cash consideration in connection with his service as the Company’s Chief Executive Officer and (ii) 1,050,000 shares that he has the right to acquire under an option, granted May 18, 2015 in connection with his service as the Company’s Chief Executive Officer, which immediately vested on June 6, 2017 in that the Common Stock as reported on the New York Stock Exchange in 20 out of 30 consecutive trading days closed at a price equal to or greater than 120% of the closing price of the option date of grant.

Item 4.	Purpose of Transaction.

Mr. Mizel founded the Company in 1972. All of the securities reported herein were acquired for investment purposes and/or as compensation for, and in connection with, Mr. Mizel’s positions with the Company over the preceding 45 years.

Mr. Mizel is the Chief Executive Officer and Chairman of the Board of Directors of the Company. In these capacities, Mr. Mizel takes, and will continue to take, an active role in the Company’s management and strategic direction. Additionally, in his capacity as a shareholder of the Company, Mr. Mizel reviews and intends to continue to review, on an ongoing basis, his investment in the Company. Depending on the factors discussed below and subject to applicable law and the policies of the Company, Mr. Mizel may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company. Any transactions that Mr. Mizel may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to Mr. Mizel, tax and estate planning considerations and other factors.

Other than as described above in this Item 4, Mr. Mizel has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, Mr. Mizel may consider such matters and, subject to applicable law and the policies of the Company, may formulate a plan with respect to such matters and, from time to time, may hold discussions with or make proposals to management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)

Mr. Mizel beneficially owns an aggregate of 9,201,267 shares of Common Stock, representing approximately 17.1% of the outstanding Common Stock of the Company. The ownership percentage set forth above is based upon 51,561,322 shares of Common Stock of the Company outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, plus an additional 2,331,000 shares which Mr. Mizel has the right to acquire upon the exercise of stock options that are fully vested.

(b)	Mr. Mizel has the:

(i)

Sole power to vote or direct the vote of 2,418,173 shares. This consists of 2,331,000 shares issuable upon the exercise of stock options granted under the Company's equity incentive plans, 82,850 shares of restricted stock granted under the Issuer's Equity Incentive Plans, and 4,323 unitized shares held in a stock fund in the Company’s 401(k) Savings Plan, which changes on a daily basis.

(ii)	Shared power to vote or direct the vote of 6,783,094 shares.

The amount in Item 5(b)(ii) includes 3,252,373 shares held by Ari Capital Partners, LLLP ("Ari Capital") of which Mr. Mizel may be deemed to have beneficial ownership. The sole general partner of Ari Capital is CVentures, Inc. ("CVentures"). Mr. Mizel and family members are the beneficiaries of various trusts which own approximately 50.7% of the stock of CVentures. Also, Mr. Mizel is a director and chairman of the board of CVentures and may be deemed to control the other approximately 49.3% of the common stock of CVentures. A trust, of which the Mr. Mizel is the sole beneficiary, is the sole limited partner of Ari Capital, and has approximately a 99% partnership interest in Ari Capital. Mr. Mizel and Mr. Mizel’s spouse are trustees of the trust.

The amount in Item 5(b)(ii) includes 2,100,000 shares held by Cascia Holdings LLC (“Cascia”). Mr. Mizel may be deemed to have beneficial ownership of the shares held by Cascia. Two trusts hold 99% of the total outstanding LLC units in Cascia. Mr. Mizel’s spouse is a trustee of each of the trusts and Mr. Mizel’s family members are the beneficiaries of these trusts. Mr. Mizel’s spouse, who is the sole manager of Cascia, holds all of the voting LLC units in Cascia, which constitutes 1% of the total outstanding LLC units.

The amount in Item 5(b)(ii) includes 1,430,324 shares held by CGM Capital LLLP ("CGM Capital") of which Mr. Mizel may be deemed to have beneficial ownership. The general partner of CGM Capital is CVentures. A trust, of which Mr. Mizel's spouse is the sole beneficiary, is the limited partner of CGM Capital, and has a 99% partnership interest in CGM Capital. Mr. Mizel is a trustee of this trust.

The amount in Item 5(b)(ii) includes 397 shares held by a trust of which Mr. Mizel may be deemed to have beneficial ownership although Mr. Mizel has no pecuniary interest in such shares. Mr. Mizel is a trustee of this trust and a director of the two foundations which are the beneficiaries of such trust.

(iii)	Sole power to dispose or direct the disposition of 2,418,173 shares. This consists of the shares described in response to Item 5(b)(i) above.

(iv)	Shared power to dispose or direct the disposition of 6,783,094 shares. This consists of the shares described in response to Item 5(b)(ii) above.

(c)

Other than the vesting of an option with respect to 1,050,000 shares of Common Stock as described in Item 3 above, Mr. Mizel has had no transactions in the Company’s securities during the past sixty days.

(d)

Other than as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 8, 2017

Signature:	/s/ Larry A. Mizel

Name:	Larry A. Mizel